Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BASIC ENERGY SERVICES, INC.
Basic Energy Services, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows pursuant to Section 242 of the DGCL:
FIRST: This Certificate of Amendment amends the Second Amended and Restated Certificate of Incorporation of the Corporation filed in the Office of the Secretary of State of the State of Delaware on December 23, 2016 (the “Certificate of Incorporation”).
SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 242 of the DGCL, adopted resolutions setting forth amendments to the Certificate of Incorporation of the Corporation to (i) increase the total number of authorized shares of Common Stock of the Corporation and (ii) permit stockholder action by written consent, and declaring said amendments to be advisable and in the best interests of the Corporation, as follows:
RESOLVED, that the first sentence of Article FOURTH of the Corporation’s Certificate of Incorporation, as amended, be, and hereby is, amended to read as follows:
“FOURTH: The total number of shares of capital stock of the Corporation shall be 203,805,000, which shall consist of 5,000,000 shares of Preferred Stock, par value of $0.01 per share, and 198,805,000 shares of Common Stock, par value of $0.01 per share.”
RESOLVED, that Article NINTH of the Corporation’s Certificate of Incorporation, as amended, be, and hereby is, amended to read as follows:
“NINTH: Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted.”
THIRD: That at the 2020 Annual Meeting of the Stockholders held on May 6, 2020 (i) both of the foregoing amendments were duly approved by more than a majority of voting power of the outstanding shares of Common Stock, par value $0.01 per share, of the Corporation and Preferred Stock, par value $0.01 per share, of the Corporation, voting together as one class, and (ii) the foregoing amendment to Article FOURTH was duly approved by a majority of voting power of the outstanding shares of Common Stock, par value $0.01 per share, of the Corporation, voting separately, in accordance with Section 242 of the DGCL.
FOURTH: The foregoing amendments shall be effective as of 5:00 p.m., Eastern Time, on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.
FIFTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed and attested by its duly authorized officer this 6th day of May, 2020.

BASIC ENERGY SERVICES, INC.
By:	/s/ David S. Schorlemer
Name:	David S. Schorlemer
Title:	Senior Vice President, Chief Financial Officer,
Treasurer and Secretary